





Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE
INCOME FUND

Income investing made simple

Access a diversified, $500M+ income fund with a **current distribution rate of 7.5%***

11:09
343-unit multifamily development in North Augusta, SC
$575+ million of income-focused assets
372-unit multifamily development in Myrtle Beach, SC
Your quarterly distribution is now available

Start investing in minutes with as little as $10 at fundrise.com/postcard

FUNDRISE
INCOME FUND

Cash flow is king

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates start to fall.

Thanks to strict investment criteria and expert team management, the Fund's diversified portfolio of cash flowing, real estate-backed assets is currently delivering a 7.5% annualized distribution rate.

FUND PERFORMANCE

7.5%
Annualized distribution rate

$575M
Net asset value (NAV)

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum:** Start investing with as little as $10
- **Quarterly liquidity:** No penalty or cost associated with redemption
- **Low fees:** No carried interest or transaction fees

Start investing in minutes with as little as $10. Scan QR code or visit fundrise.com/postcard

**The current distribution rate is annualized as of December 31, 2024 and may be rounded. The annualized distribution rate of 7.5% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. The net asset value (NAV) stated at $575 million reflects the value as of December 31, 2024. Past performance does not guarantee future results. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.*

12130 Millennium Drive
Los Angeles, CA 90094

PRESORTED
STANDARD
U.S. POSTAGE
PAID
POSTIE INC

4" X 2.75"
(Recipient Mailing Address
No text or graphics)

**********AUTO**MIXED AADC 840
Postie Customer
2009 Your Parkway
Your City, CA 00000

T2 P1 000467



FUNDRISE
INCOME FUND

Trying to stay
cash flow positive?





FUNDRISE
INCOME FUND

Cash flow is king

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates start to fall.

Thanks to strict investment criteria and expert team management, the Fund's diversified portfolio of cash flowing, real estate-backed assets is currently delivering a 7.5% annualized distribution rate.

FUND PERFORMANCE

7.5%
Annualized distribution rate

$575M
Net asset value (NAV)

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum:** Start investing with as little as $10
- **Quarterly liquidity:** No penalty or cost associated with redemption
- **Low fees:** No carried interest or transaction fees



Start investing in minutes with as little as $10. Scan QR code or visit
fundrise.com/postcard

The current distribution rate is annualized as of December 31, 2024 and may be rounded. The annualized distribution rate of 7.5% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. The net asset value (NAV) stated at $575 million reflects the value as of December 31, 2024. Past performance does not guarantee future results. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.







FUNDRISE
INCOME FUND

The Fundrise Income Fund offers a 7.5% current distribution rate*

Start investing in minutes with as little as $10 at fundrise.com/postcard

FUNDRISE
INCOME FUND

Cash flow is king

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates start to fall.

Thanks to strict investment criteria and expert team management, the Fund's diversified portfolio of cash flowing, real estate-backed assets is currently delivering a 7.5% annualized distribution rate.

FUND PERFORMANCE

7.5%
Annualized distribution rate

$575M
Net asset value (NAV)

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum:** Start investing with as little as $10
- **Quarterly liquidity:** No penalty or cost associated with redemption
- **Low fees:** No carried interest or transaction fees

Start investing in minutes with as little as $10. Scan QR code or visit fundrise.com/postcard

**The current distribution rate is annualized as of December 31, 2024 and may be rounded. The annualized distribution rate of 7.5% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. The net asset value (NAV) stated at $575 million reflects the value as of December 31, 2024. Past performance does not guarantee future results. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.*

12130 Millennium Drive
Los Angeles, CA 90094

PRESORTED
STANDARD
U.S. POSTAGE
PAID
POSTIE INC

4" X 2.75"
(Recipient Mailing Address
No text or graphics)

**********AUTO**MIXED AADC 840
Postie Customer
2009 Your Parkway
Your City, CA 00000

T2 P1 000467





FUNDRISE
INCOME FUND

The Income Fund offers a 7.5% current distribution rate

The Fundrise Income Fund aims to deliver consistent cash flow, even if interest rates start to fall. The Fund offers access to a diversified portfolio of cash flowing assets, all professionally managed by our expert team.

- 8.3% trailing 12-month cumulative returns[1]
- Quarterly, penalty-free withdrawals
- Flexible minimums starting at just $10

Get started

Start investing in less than 5 minutes and with as little as $10.

9:41
$575+ million of income-focused assets
343-unit multifamily development in North Augusta, SC
372-unit multifamily development in Myrtle Beach, SC
Your quarterly distribution is now available
335-unit multifamily development

Performance as of 12/31/2024 and may be rounded. Current distribution is calculated by annualizing current month's distribution and dividing by the prior month's net asset value per share. Distributions may fluctuate, distributions are not guaranteed, and past performance is not indicative of future results.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.



📄 **Fundrise Income Real Estate Fund Prospectus** PDF attachment	📄 **Fundrise Income Real Estate Fund Statement of Additional Information** PDF attachment
📄 **Merger's Information Statement / Prospectus** PDF attachment	📄 **Merger's Statement of Additional Information** PDF attachment
📄 **Notice of Repurchase Offer** PDF attachment	📄 **Income Fund Distribution Notice** PDF attachment
📄 **2024 Semi-Annual Report** PDF attachment	📄 **Annual Report for Year-End 2023** PDF attachment
📄 **Q1 2024 Quarterly Portfolio Holdings** PDF attachment	📄 **Q3 2024 Quarterly Portfolio Holdings** PDF attachment
📄 **Subscription Agreement** PDF attachment	📄 **Proxy Voting Record** PDF attachment

Historical performance[1]

Trailing 1-year cumulative return through Dec 31, 2024	8.30%
Cumulative return since inception	22.34%

1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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